Exhibit 99.1

SAMFINE CREATION HOLDINGS GROUP LIMITED Announces First Half 2024 Unaudited Financial Results

HONG KONG, Dec. 20, 2024 (GLOBE NEWSWIRE) -- SAMFINE CREATION HOLDINGS GROUP LIMITED (Nasdaq: SFHG) (the “Company” or “Samfine”), a printing service provider headquartered in Hong Kong, today announced its unaudited financial results for the six months ended June 30, 2024.

Overview:

●	Revenue was HK$81.9 million (US$10.5 million) for the six months ended June 30, 2024, representing an increase of 61.3% from HK$50.8 million for the same period in 2023.

●	Net income was HK$0.8 million (US$106,105) for the six months ended June 30, 2024, as compared with a net loss of HK$3.8 million for the same period in 2023.

Six Month Financial Results Ended June 30, 2024

Revenue. Revenue increased by 61.3% to HK$81,934,259 (US$10,493,226) for the six months ended June 30, 2024 from HK$50,800,321 for the six months ended June 30, 2023. The overall increase in revenue was mainly driven by the increase in demand of book products and novelty and packaging products from customers.

General and administrative expenses. General and administrative expenses increased by 9.2% to HK$11,081,674 (US$1,419,217) for the six months ended June 30, 2024 from HK$10,152,410 for the six months ended June 30, 2023, principally due to increase in legal and professional fee.

Selling and marketing expenses. Selling and marketing expenses increased by 37.5% to HK$5,474,255 (US$701,082) for the six months ended June 30, 2024 from HK$3,982,211 for the six months ended June 30, 2023. The overall increase in selling and marketing expenses was mainly driven by the increase in transportation costs.

Net income. Net income increased by 121.8% to a net income of HK$828,511 (US$106,105) for the six months ended June 30, 2024 from a net loss of HK$3,797,489 for the six months ended June 30, 2023. The increase in net income was mainly due to the increase in assessable profit resulting from the increase in revenue.

About SAMFINE CREATION HOLDINGS GROUP LIMITED

SAMFINE CREATION HOLDINGS GROUP LIMITED is an established one-stop printing service provider which principally provides printing services in Hong Kong and the PRC. With over 20 years of experience in the printing industry, its operating subsidiaries offer a wide range of printed products such as book products and novelty and packaging products. Its operating subsidiaries’ customers principally comprise of book traders located in Hong Kong whose clients are located around the world, mainly in the U.S. and Europe.

Exchange Rate Information

The Company is a holding company with operations conducted in Hong Kong and the PRC through its operating subsidiaries in Hong Kong and the PRC, Samfine HK and Samfine SZ, respectively. SFHG’s reporting currency is HKD. This prospectus contains translations of HKD into U.S. dollars solely for the convenience of the reader. Unless otherwise noted, all translations from HKD to U.S. dollars and from U.S. dollars to HKD in this prospectus were calculated at the noon buying rate of US$1 = HK$7.8083 on June 28, 2024, as published in H.10 statistical release of the United States Federal Reserve Board. We make no representation that the HKD or U.S. dollar amounts referred to in this prospectus could have been or could be converted into U.S. dollars or HKD, as the case may be, at any particular rate or at all.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. The Company cautions investors that actual results may differ materially from the anticipated results, and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Rounding Amounts and Percentages

Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding.

For investor and media inquiries, please contact:

SAMFINE CREATION HOLDINGS GROUP LIMITED

Investor Relations

Email: 888@1398.cn

Telephone: (852) 3589 1500

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2023 AND JUNE 30, 2024

	As of December 31, 2023	As of June 30, 2024	As of June 30, 2024
	HK$	HK$	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	17,349,390	17,564,301	2,249,440
Restricted cash	6,347,680	7,852,453	1,005,655
Accounts receivable, net	31,670,733	47,182,229	6,042,574
Prepayments and other current assets, net	10,302,355	13,698,032	1,754,291
Investment in life insurance policy, net	1,564,333	1,565,203	200,454
Due from a related party	2,086,415	2,416,977	309,540
Inventories, net	8,293,287	10,464,922	1,340,231
Prepaid income tax	8,003	8,003	1,025
Total current assets	77,622,196	100,752,120	12,903,210

NON-CURRENT ASSETS
Plant and equipment, net	15,817,168	18,934,526	2,424,923
Intangible assets, net	869,832	651,620	83,452
Other non-current assets	1,985,940	—	—
Prepayment for acquisition of plant and equipment	1,357,434	290,668	37,226
Right-of-use assets, net	5,022,022	4,615,352	591,083
Deferred tax assets, net	2,640,387	2,417,601	309,620
Total non-current assets	27,692,783	26,909,767	3,446,304
Total assets	105,314,979	127,661,887	16,349,514

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts and bills payable	47,485,156	67,107,440	8,594,373
Accruals and other payables	7,203,230	13,863,430	1,775,474
Banks and other borrowings	9,559,450	12,095,674	1,549,079
Due to related parties	2,032,193	1,494,193	191,360
Operating lease liabilities	3,928,046	3,492,618	447,296
Finance lease liabilities	145,240	9,509	1,218
Tax payable	10,095	—	—
Total current liabilities	70,363,410	98,062,864	12,558,800

NON-CURRENT LIABILITIES
Banks and other borrowings	10,514,517	4,841,582	620,056
Operating lease liabilities	1,093,976	1,122,734	143,787
Total non-current liabilities	11,608,493	5,964,316	763,843
Total liabilities	81,971,903	104,027,180	13,322,643

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares: US$0.0000625 par value, 800,000,000 shares authorized, 18,000,000 shares issued and outstanding as of December 31, 2023 and June 30, 2024	8,775	8,775	1,125
Additional paid-in capital	15,491,225	15,491,225	1,983,281
Accumulated other comprehensive income	4,465,962	3,929,082	503,856
Retained earnings	3,377,114	4,205,625	538,609
Total shareholders’ equity	23,343,076	23,634,707	3,026,871
Total liabilities and shareholders’ equity	105,314,979	127,661,887	16,349,514

SAMFINE CREATION HOLDINGS GROUP LIMITED AND ITS SUBSIDIARIES

UNAUDITED INTERIM CONDENSED
CONSOLIDATED STATEMENTS OF OPERATIONS
AND OTHER COMPREHENSIVE INCOME (LOSS)

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024	2024
	HK$	HK$	US$
REVENUE	50,800,321	81,934,259	10,493,226

COST OF REVENUE	(40,455,750)	(64,895,629)	(8,311,109)
Gross profit	10,344,571	17,038,630	2,182,117

OPERATING EXPENSES
Selling and marketing	(3,982,211)	(5,474,255)	(701,082)
General and administrative	(10,152,410)	(11,081,674)	(1,419,217)
Total expenses	(14,134,621)	(16,555,929)	(2,120,299)
(LOSS) INCOME FROM OPERATION	(3,790,050)	482,701	61,818

OTHER EXPENSES
Interest income	66,229	66,785	8,553
Interest expense	(693,483)	(682,011)	(87,344)
Other income	368,773	291,314	37,308
Other gain, net	252,386	892,516	114,303
Total other (expenses) income, net	(6,095)	568,604	72,820
(LOSS) INCOME BEFORE INCOME TAX EXPENSE	(3,796,145)	1,051,305	134,638
INCOME TAX EXPENSE	(1,344)	(222,794)	(28,533)
NET (LOSS) INCOME	(3,797,489)	828,511	106,105
FOREIGN CURRENCY TRANSLATION ADJUSTMENT	(777,889)	(536,880)	(68,758)
TOTAL COMPREHENSIVE (LOSS) INCOME	(4,575,378)	291,631	37,347
Weighted average number of ordinary shares:
Basic and diluted	18,000,000	18,000,000	18,000,000
(LOSS) EARNINGS PER SHARE:
BASIC AND DILUTED	(0.21)	0.05	0.01

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